Mike Simmons
Education:
BS Mechanical Engineering
Univ Texas Austin - 1998

Work History:

Lockheed Martin, Houston Texas (1997-2001)
Mechanical Engineer
-Working in space robotics onsite at the Johnson Space Center. Responsible for upkeep of hydraulic robot arms, and facilitate training of astronauts for ORU replacements on Intl Space Station.

Concurrent Design, Austin Texas (Oct 2004-April 2018)
Sr. Mechanical Design Engineer
-14 years experience in new product development (primarily in clean energy (solar/wind), medical and semiconductor domains) entailing mechanical and electro-mechanical design using Solidworks, Pro/E and NX CAD packages and building of prototypes in preparation for manufacturing.

Voltabox of Texas, Leander Texas (April 2018 -present)
Sr Mechanical Engineer and Analysis
New Product Development Group
-Designing and building prototypes of large-scale lithium ion battery systems for industrial mobility (forklifts, buses, locomotives, buses, etc).

Voltabox employs a group of specialists, working on the basis of your specification profile, creates the corresponding customized application and provides support for system integration. The use of already-available modular elements allows flexible solutions to be created quickly and cost-effectively for the customer concerned.